UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):[X]Form 10-KSB[ ]Form 20-F[ ]Form 10-QSB[ ]Form N-SAR[ ]Form N-
CSR

       For Period Ended: December 31, 2006
	[ ] Transition Report on Form 10-K
	[ ] Transition Report on Form 20-F
	[ ] Transition Report on Form 11-K
	[ ] Transition Report on Form 10-Q
	[ ] Transition Report on Form N-SAR
	For the Transition Period Ended: ______________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
BOL BANCSHARES, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

300 ST. CHARLES AVENUE
Address of Principal Executive Office (Street and Number)

NEW ORLEANS, LA  70130
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or
expense
[X]
(b)	The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, form 11-K Form NSAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth
calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day
following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-
25(c) has been attached if applicable.




PART III - NARRATIVE

State below in reasonable detail why forms 10-KSB, 20-F, 11-K, 10QSB, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Management was unable to obtain the necessary information to complete the preparation of the Company's 10KSB and the review by the Company's independent auditors and the certifying officers has been delayed. As a result of this, the Company is unable to file its 10KSB within the prescribed time period without unreasonable effort or expense. The Company expects to file within the extension period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to
       this notification

    Peggy L. Schaefer		504				889-9466
		(Name)		(Area Code)		(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer if no, identify report(s).
	Yes [X]	No [ ]


(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	Yes [X]	No [ ]

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_____________________________________________________________________
       BOL BANCSHARES, INC.
       _____________________________________________________________________
       (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 28, 2008		By:       /s/ Peggy L. Schaefer

						    Peggy L. Schaefer
						    Treasurer


PART IV - EXPLANATION

(3) The Company's net income for the year 2007 was $1,477,000 or $8.24 per share, a decrease of $653,000 from the Company's net income of $2,130,000 in 2006. The most significant contributing factor within the non-interest income and expense category for 2007 is a decrease of $514,000 in non-interest income. This decrease was due mainly to a gain on insurance settlement. In 2006, $600,000 in insurance proceeds was received on an OREO property that the Bank had no plans to repair. The Bank had a purchase offer and the property was sold in July, 2006. This was offset by an increase of $87,000 from the gain of an OREO sale of $88,000 in 2007, as compared to a minimal gain of $1,000 on sold OREO in 2006.
       Non-interest expense increased $24,000. The major component of this increase was the recovery of $202,000 during 2006 due to insurance recovery of damages sustained during Hurricane Katrina in 2005 as compared to the recovery of $1,200 during 2007. This was offset by a decrease in Other Real Estate write-downs of $241,000. During 2007, the write-down on Other Real Estate parcels was $24,000 compared to a write-down of $265,000 in 2006.
       Income tax expense decreased $217,000 in 2007 compared to the same period last year from $938,000 in 2006 to $721,000 in 2007 due to the decrease in pretax net income of $870,000 from 2006 to 2007.
       Net interest income which is total interest income (including fees) less total interest expense was $7,804,000 in 2007 compared to $8,424,000 in 2006..
       Interest on earning assets decreased $420,000 from $9,037,000 in 2006 to $8,617,000 in 2007. Interest income on federal funds sold decreased $467,000 due to a decrease in the average balance of $10,161,000 from $36,360,000 in 2006 as compared to $26,199,000 in 2007. This decrease was due primarily to the decrease in the average balance of deposits which decreased $17,131,000 from $109,103,000 in 2006 to $91,972,000 in 2007. The customers who had received insurance proceeds and road home money have used these funds to repair or replace property damaged by Hurricane Katrina. Interest income on investment securities decreased $88,000 from $531,000 earning 2.96% in 2006 to $443,000 earning 3.58% in 2007 due to $6,000,000 in called or matured securities resulting in a decrease of average balances from $17,939,000 in 2006 to $12,370,000 in 2007. Taxable-equivalent income on loans increased $135,000 or 2.01%, from $6,731,000 in 2006 to $6,866,000 in 2007. This increase primarily resulted from an increase of $784,000 in the average balance of loans from $57,718,000 in 2006 to $58,502,000 in 2007.
	Interest on deposits increased $225,000 from $475,000 in 2006 to
$700,000 in 2007.   This increase resulted primarily from an increase in the
rates paid from .88% in 2006 to 1.52% in 2007.